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                          January 31, 2024

       Luis Zavala
       Chief Financial Officer
       Polar Power, Inc.
       249 E. Gardena Blvd.
       Gardena, California 90248

                                                        Re: Polar Power, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 26,
2024
                                                            File No. 333-276705

       Dear Luis Zavala:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Janeane R. Ferrari